SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number: **33-48728**

A. Full title of the plan:

CHROMCRAFT REVINGTON SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHROMCRAFT REVINGTON, INC.
1330 Win Hentschel Blvd., Suite 250
West Lafayette, IN 47906

Chromcraft Revington Savings Plan

EIN 35-1848094   PN 001

Accountants' Report and Financial Statements

December 31, 2006 and 2005

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chromcraft Revington Savings Plan
(Name of Plan)
By a majority of the members of the Benefit Plans Administrative Committee

Date: June 26, 2007

Frank T. Kane, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Benjamin Anderson-Ray, Member,
Benefit Plans Administrative Committee,
Chromcraft Revington Savings Plan

Chromcraft Revington Savings Plan

December 31, 2006 and 2005

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Plan Benefits 2

Statement of Changes in Net Assets Available for Plan Benefits 3

Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 8

BKD LLP

Report of Independent Registered Public Accounting Firm

Benefit Plans Committee
Chromcraft Revington Savings Plan
Delphi, Indiana

We have audited the accompanying statements of net assets for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2006 and 2005, and the changes in its net assets available for plan benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The Plan has adopted FSP Nos. AAG INV-1 and SOP 94-4-1 as discussed in Note 2 to the financial statements.

The accompanying supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Indianapolis, Indiana
June 25, 2007

Federal Employer Identification Number: 44-0160260

Chromcraft Revington Savings Plan

Statements of Net Assets Available for Plan Benefits
December 31, 2006 and 2005
(In thousands)

Assets

	2006	2005
Investments Held by Trustee, at Fair Value		
Mutual funds	$ 21,178	$ 21,440
T. Rowe Price Stable Value Common Trust Fund	5,903	6,642
Chromcraft Revington, Inc. common stock	555	1,194
Participant loans	786	801
Total investments	28,422	30,077
Participants' Contributions Receivable	75	36
Net Assets Available for Plan Benefits at Fair Value	28,497	30,113
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	51	56
Net Assets Available for Plan Benefits	$ 28,548	$ 30,169

See Notes to Financial Statements

Chromcraft Revington Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2006 and 2005
(In thousands)

	2006	2005
Additions to Net Assets Attributed to:		
Investment income		
Dividends and interest	$ 1,319	$ 1,105
Net appreciation in fair value of investments	1,388	744
	2,707	1,849
Contributions		
Participants	959	1,062
Employer	-	38
	959	1,100
Interest on participant loans	52	43
Total additions	3,718	2,992
Deductions From Net Assets Attributed to:		
Benefits and withdrawals paid directly to participants	5,331	5,075
Administrative expenses	8	6
Total deductions	5,339	5,081
Net Decrease	(1,621)	(2,089)
Net Assets Available for Plan Benefits, Beginning of Year	30,169	32,258
Net Assets Available for Plan Benefits, End of Year	$ 28,548	$ 30,169

See Notes to Financial Statements

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005

Note 1: Description of the Plan

The following description of the Chromcraft Revington Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document and *Summary Plan Description* for a more complete description of the Plan's provisions, which are available from the plan administrator.

General

The Plan is a defined-contribution plan covering all full-time employees of Chromcraft Revington, Inc. and its subsidiaries (the "Company" or "Employer"). Employees may elect to participate in the Plan on the earlier of January 1, April 1, July 1, or October 1 following the completion of six full months of continuous service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participant Accounts

Each participant's account is credited with the participant's voluntary contributions, certain Employer matching or profit-sharing contributions and Plan earnings. Plan earnings are allocated among all participants based on their investment in each fund.

Participant Contributions

Participants are permitted to contribute to the Plan 1% to 50% of their annual compensation, as defined in the Plan Document, on either a pre-tax or after-tax basis.

Employer Contributions

All Employer contributions are discretionary. Employer matching contributions are being made to the Chromcraft Revington Employee Stock Ownership Plan. Prior to 2006, Employer matching contributions for employees at the Company's Silver Furniture subsidiary were contributed to the Plan. The Company's matching contribution rate was 100% of pre-tax contributions up to 3% of eligible compensation plus 50% of pre-tax contributions on the next 2% of eligible compensation.

Vesting

Beginning in 2003, most participants, and in 2005, all participants, were immediately 100% vested in their contributions and Company matching contributions and the earnings thereon.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005

Forfeitures

Forfeitures of non-vested Company contributions are used to reduce Plan expenses that would otherwise be paid by the Company. At December 31, 2006 and 2005, forfeited non-vested accounts totaled approximately $50 and $8,000, respectively. In 2006, Plan expenses of $8,000 were paid from forfeited non-vested accounts.

Payment of Benefits and Withdrawals

At retirement or termination of service, a participant may elect to receive, in the form of a lump sum or in installments over a period of up to 15 years, the value of his or her vested account balance. In-service withdraws of pre-tax contributions require the participant to meet certain Plan requirements. Company matching contributions and profit-sharing contributions may not be withdrawn by a participant prior to his or her termination of employment. Participants in the Plan may withdraw their after-tax contributions to the Plan, including any investment earnings attributable to those contributions. Benefits are recorded when paid.

Trustees

Plan assets are held by T. Rowe Price Trust Company, Inc.

Administrative Expenses

The Plan is administrated by a committee appointed by the Company's board of directors. Administrative expenses are borne by the Company or through forfeitures of non-vested company contributions.

Participant Loans

Each participant has the right, subject to certain restrictions, to borrow from his or her pre-tax contributions and earnings attributable to that amount (pre-tax account). The maximum aggregate amount a participant may borrow is 50% of his or her total vested account balance, and not greater than his or her pre-tax account balance, up to a maximum of $50,000. Loans bear a market rate of interest and may be repaid generally over a period not to exceed five years. The interest paid on a loan is credited directly to the participant's account in the Plan.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005

Note 2: Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Adoption of New Accounting Standard

The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by the Certain Investments Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (FSP) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan or included in the underlying investments of common collective trust funds in which the Plan holds an interest are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for Plan benefits. The adoption of FSP had no impact on the net assets available for Plan benefits as of December 31, 2005. The net depreciation reported in the statement of changes in net assets available for Plan benefits was also not impacted by the adoption of FSP, as the amount reflects the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Adoption of the FSP resulted in a decrease of $56,000 from the amount previously reported as Plan investments in the 2005 statement of net assets available for benefits, since this amount now reflects the fair value of the Plan's indirect interests in fully benefit-responsive contracts. The decrease in the amount reported for Plan investments as of December 31, 2005 is completely offset by an adjustment which increases net assets reflecting investments at fair value to net assets available for benefits. The Plan's interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Chromcraft Revington Savings Plan

Notes to Financial Statements
December 31, 2006 and 2005

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan's interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the Plan trustee. The fair values of the Plan's investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates.

Net assets available for Plan benefits reflects the contract value of the Plan's investments in stable value funds because a separate adjustment is presented in the statements of net assets available for Plan benefits to decrease the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Note 3: Investments

Participants are permitted to diversify employer-directed investments in their accounts among other investment options within the Plan.

The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits were as follows:

	2006	2005
	(In thousands)	
T. Rowe Price Stable Value Common Trust Fund	$ 5,903	$ 6,642
T. Rowe Price Spectrum Growth Fund	3,591	3,763
T. Rowe Price Balanced Fund	3,212	2,920
T. Rowe Price Spectrum International Fund	2,616	2,374
T. Rowe Price Equity Income Fund	2,391	2,405
T. Rowe Price Spectrum Income Fund	2,300	2,541
T. Rowe Price Personal Strategy Balanced Fund	-	1,563

Interest and dividends realized on the Plan's investments for 2006 and 2005 was $1,319,000 and $1,105,000, respectively.

Chromcraft Revington Savings Plan
Notes to Financial Statements
December 31, 2006 and 2005

The Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2006 and 2005 as follows:

	2006		2005	
	(In thousands)			
Chromcraft Revington, Inc. common stock	$	(329)	$	102
Mutual funds		1,717		642
	$	1,388	$	744

Note 4: Benefits Payable to Participants

At December 31, 2006 and 2005, net assets available for benefits included $637,000 and $73,000, respectively, for benefit distributions payable to participants who had withdrawn from the Plan prior to the end of the Plan year.

Note 5: Party-in-Interest Transactions

Plan investments include shares of mutual funds managed by T. Rowe Price. A related entity of this fund manager served as trustee of the Plan and, therefore, transactions in these funds qualify as party-in-interest transactions. The Plan also holds Chromcraft Revington common stock totaling $555,030 and $1,193,721 at December 31, 2006 and 2005 (64,614 and 91,124 shares in 2006 and 2005), respectively.

Note 6: Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA.

Note 7: Tax Status

The Plan obtained its determination letter in 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Supplemental Schedule

Chromcraft Revington Savings Plan

EIN 35-1848094 PN 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of Issue (a)(b)	Description of Investment (c)	Current Value (e) (In thousands)	
*Chromcraft Revington, Inc. common stock	64,614 shares	$	555
*T. Rowe Price			
Stable Value Common Trust Fund	(Collective investment fund of bank, insurance, and other investment contracts)		5,903
Spectrum Growth	176,030 shares		3,591
Balanced Fund	150,876 shares		3,212
Spectrum International Fund	192,515 shares		2,616
Equity Income Fund	80,912 shares		2,391
Spectrum Income	188,652 shares		2,300
Personal Strategy Balanced Fund	64,986 shares		1,304
New America Growth Fund	40,283 shares		1,264
New Income Fund	133,592 shares		1,192
Equity Index 500 Fund	26,773 shares		1,018
Personal Strategy Growth Fund	21,884 shares		555
Mid-Cap Growth Fund	9,608 shares		516
Personal Strategy Income Fund	15,318 shares		243
Small-Cap Stock Fund	5,886 shares		201
Retirement Income Fund	15,326 shares		201
Retirement 2020 Fund	9,037 shares		157
Retirement 2010 Fund	8,191 shares		130
Retirement 2005 Fund	7,075 shares		82
Retirement 2030 Fund	3,680 shares		68
Retirement 2015 Fund	4,303 shares		53
Science & Technology Fund	2,231 shares		47
Retirement 2025 Fund	1,595 shares		21
Short-Term Bond Fund	2,650 shares		12
Retirement 2040 Fund	211 shares		4
			27,636
*Participant Loans	Interest rates from 5.00% to 10.50% with maturities through 2015		786
		$	28,422

* Party-in-interest

Index to Exhibits

Exhibit Number		Starting on sequential page no.
23.2	Consent of Independent Registered Public Accounting Firm dated June 25, 2007 (filed herewith).	PAGE NO 16 OF 16

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Chromcraft Revington Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 33-48728) on Form S-8 of Chromcraft Revington, Inc. of our report dated June 25, 2007, relating to the statements of net assets available for plan benefits of the Chromcraft Revington Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years ended December 31, 2006 and 2005, and the Schedule H, Line 4i - Schedule of Assets (Held as End of Year), which report appears in the December 31, 2006 annual report on Form 11-K of the Chromcraft Revington Savings Plan.

BKD, LLP

Indianapolis, Indiana
June 25, 2007

END